Exhibit 99.8

To

The Board of Directors of

Telemig Celular Participações S.A.

May 29, 2009

Dear Sirs.:

The undersigned, members of the Independent Special Committee (“Committee”), established by the Board of Directors of Telemig Celular Participações S.A. (“TCP”) on March 20, 2009 to carry out the functions stated in the Parecer de Orientação No. 35 issued by the Securities Exchange Commission (“Comissão de Valores Mobiliários”), regarding the proposed transaction as per the announcement published on March 23, 2009 (“Transaction”), that involve the merger of shares of Telemig Celular S.A. (“TC”) into TCP and the merger of shares of TCP into its controlling shareholder Vivo Participações S.A. (“Vivo Participações”), herein present their recommendations to this Board of Directors as follows:

TCP, Vivo Participações and TC (“Companies”) have retained Citigroup Global Markets Inc. (“Citigroup”) to carry out the financial valuation of the Companies and to prepare, according to the discounted cash flow methodology, valuation reports that reflect the results of such valuations. The valuation reports prepared by Citigroup, shows ranges of exchange ratios of TC’s shares for shares to be issued by TCP and ranges of exchange ratios of TCP’s shares for shares to be issued by Vivo Participações that, if applied to the Transaction, will indicate, as per Citigroup’s understanding, that the shareholders of the Companies are being treated in an equitable manner within the Transaction’s scope.

The members of this Committee gathered and decided to submit to this Board of Directors its recommendation for the adoption, in the Transaction, of the exchange ratios that are within the following ranges, that in the opinion of this Committee, are the most adequate:

Ratio for the exchange of TC’s shares for shares to be issued by TCP: 17.3794 to 17.436 (the superior tenth of exchange ratio amounts contemplated in the valuation report of Citigroup); and

Ratio for the exchange of TCP’s shares for shares to be issued by Vivo Participações: 1.3648 to 1.374 (the superior tenth of exchange ratio amounts contemplated in the valuation report of Citigroup).

This recommendation takes into account the supervision by the Committee, with the support of Banco Bradesco BBI S.A. (“BBI”), of Citigroup’s work and the analysis of the valuation reports issued by Citigroup and by BBI and of the sensitivity analyses and other ancillary analysis prepared by both institutions, the different equity structure of the Companies, the potential allocation of benefits resulting from the Transaction, including the liquidity of shares traded in the stock exchange, unification, standardization and the rationalization of the management, simplification of the information systems and operational procedures and the reduction of administrative costs resulting from maintaining only one company listed in the São Paulo Stock Exchange and in the New York Stock Exchange, the consolidation of inventories, and an improvement in the use of tax benefits and fiscal credits existing in Vivo Participações.

In forming their conclusion based upon the recommendations herein presented, the undersigned assumed the following: (i) that Citigroup and BBI received, from the Companies, all the information deemed necessary for carrying out their work; (ii) that Citigroup and BBI believe that there is no reason to believe that their conclusions fail to include any relevant aspect relating to the rights of the shareholders involved of the Companies; (iii) that the Transaction will be finished by the end of the third quarter of 2009; and (iv) that the management of each of the Companies believes that the Transaction, as structured, reflects the most adequate legal structure to fulfill the proposed Transaction.

Therefore, in the event that any of the assumptions discussed above do not apply or are invalid, the members of the Committee may decide that their recommendation is no longer valid.

Sincerely,

Marcelo Santos Barbosa

Norair Ferreira do Carmo

Shakhaf Wine

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